UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 2

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HATTERAS FINANCIAL CORP.

(Names of Subject Company)

RIDGEBACK MERGER SUB CORPORATION

(Offeror)

ANNALY CAPITAL MANAGEMENT, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

41902R103
(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, New York 10036
(212) 696-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.
Ronald C. Chen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,496,397,331	$150,687.21	***

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $15.83, the average of the high and low sales prices per share of Hatteras Financial Corp. common stock on May 3, 2016, as reported by the New York Stock Exchange, and (ii) 94,529,206 (the number of shares of Hatteras Financial Corp. common stock estimated to be outstanding at the time the offer and the merger are consummated).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00010070 multiplied by the transaction valuation.

*** Previously paid.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $97,856.26	Filing Party: Annaly Capital Management, Inc.

Form or Registration No.: Form S-4 333-211140	Date Filed: May 5, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and Ridgeback Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock of Hatteras Financial Corp., a Maryland corporation (“Hatteras”), $0.001 par value per share (“Hatteras common stock”), at the election of the holder thereof: (a) $5.55 in cash and 0.9894 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), (b) $15.85 in cash (the “all-cash consideration”), or (c) 1.5226 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated May 5, 2016, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of Hatteras common stock in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Annaly or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 10, 2016, by and among Annaly, Offeror and Hatteras (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 11.  Other Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding a new subsection entitled “Certain Legal Matters” as follows:

“Certain Legal Matters

Subsequent to the public announcement of the proposed acquisition of Hatteras by Annaly, two civil actions have been filed challenging the proposed transaction.  On May 11, 2016, James Wilson, who alleges he is a stockholder of Hatteras, commenced an action in the United States District Court for the Middle District of North Carolina against Hatteras and its directors.  The plaintiff alleges that the defendants are violating various provisions of the Securities Exchange Act of 1934 because the public disclosures they have made concerning the proposed transaction allegedly are false and misleading.  The plaintiff purports to sue directly on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates.  The plaintiff seeks an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount.  On May 12, 2016, Stephen Twiss, who alleges he is a stockholder of Hatteras, commenced an action in the Circuit Court for Baltimore City, Maryland against Hatteras, its directors, Annaly and Offeror.  The plaintiff alleges that Hatteras’ directors have breached their fiduciary duties by approving the proposed transaction and making public disclosures concerning the proposed transaction that allegedly are false and misleading.  The plaintiff alleges that the other defendants are aiding and abetting those breaches of fiduciary duty.  The plaintiff purports to sue directly on behalf of a class consisting of all of Hatteras’ common stockholders except for the defendants and their affiliates.  The plaintiff also purports to sue derivatively on behalf of Hatteras.  The plaintiff seeks rescission of the proposed transaction in the event it is consummated, the award of damages in an unspecified amount, and the award of litigation expenses in an unspecified amount.  The defendants believe the actions are without merit.”

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Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(F)

Complaint of James Wilson, individually and on behalf of all others similarly situated, against Hatteras Financial Corp., David W. Berson, Michael R. Hough, Benjamin M. Hough, Ira G. Kawaller, Jeffrey D. Miller, William V. Nutt, Vicki H. Wilson-McElreath and Thomas D. Wren, filed in the United States District Court for the Middle District of North Carolina, dated May 11, 2016

(a)(5)(G)

Complaint of Stephen Twiss, individually and on behalf of all others similarly situated, and derivatively on behalf of Hatteras Financial Corp., against Hatteras Financial Corp., Michael R. Hough, Benjamin M. Hough, Ira G. Kawaller, David W. Berson, Jeffrey D. Miller, Thomas D. Wren, Vicki H. Wilson-McElreath, William V. Nutt, Ridgeback Merger Sub Corporation and Annaly Capital Management, Inc., filed in the Circuit Court for Baltimore City, Maryland, dated May 12, 2016

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016

RIDGEBACK MERGER SUB CORPORATION

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chairman of the Board of Directors, Chief
Executive Officer and President

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ GLENN A. VOTEK
	Name:	Glenn A. Votek
	Title:	Chief Financial Officer

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